Fuseology Creative LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
Sales	68,352.58
Total Income	**$68,352.58**
Cost of Goods Sold	
Cost of Goods Sold	94.00
Development	1,675.83
Graphics	653.72
Product	546.91
Total Cost of Goods Sold	**$2,970.46**
GROSS PROFIT	**$65,382.12**
Expenses	
Accounting	2,439.00
Advertising and Promotion	1,406.91
Automobile Expense	0.00
Parking	2.50
Total Automobile Expense	**2.50**
Bank Service Charges	13.07
Merchant Services	2,382.28
Paypal Fees	72.47
Total Bank Service Charges	**2,467.82**
Computer and Internet Expenses	840.00
Continuing Education	772.23
Donation	131.02
Dues and Subscriptions	250.00
Insurance Expense	200.00
Interest Expense	381.90
License	60.00
Office Supplies	267.94
Postage	312.69
QuickBooks Payments Fees	803.83
Rent Expense	160.00
Software Licenses	38.76
Software Support	13,744.56
Subcontractor	180.00
Telephone Expense	2,207.63
Web Tools	17.54
Total Expenses	**$26,684.33**
NET OPERATING INCOME	**$38,697.79**
Other Income	
Non Taxable SBA Grant	1,000.00
Total Other Income	**$1,000.00**
NET OTHER INCOME	**$1,000.00**
NET INCOME	**$39,697.79**

Fuseology Creative LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Paypal	0.00
Umpqua Bank	0.00
US BANK	566.58
US Bank #5280	2,381.18
US Bank #5298	761.90
US Bank #5306	1,788.33
US Bank #5314	20,107.00
US Bank #5487	0.00
US Bank #5495	0.00
US Bank #5937	0.00
US Bank #5945	0.00
Total Bank Accounts	**$25,604.99**
Accounts Receivable	
Accounts Receivable (A/R)	-1,000.00
Total Accounts Receivable	**$ -1,000.00**
Other Current Assets	
Undeposited Funds	1,087.00
Total Other Current Assets	**$1,087.00**
Total Current Assets	**$25,691.99**
Fixed Assets	
Furniture and Equipment	5,026.91
Total Fixed Assets	**$5,026.91**
TOTAL ASSETS	**$30,718.90**

Fuseology Creative LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	0.00
AMEX #8-21004	523.10
PayPal Credit	2,030.53
US Bank #9727	0.00
US Bank #9735	0.00
USAA	0.00
Total Credit Cards	**$2,553.63**
Other Current Liabilities	
Dell Financial Services	3,245.08
Michael Paul_Personal Loan	11,052.16
Total Other Current Liabilities	**$14,297.24**
Total Current Liabilities	**$16,850.87**
Long-Term Liabilities	
Paycheck Protection Program	6,887.00
Salin Bank-Loanme.com	0.00
SBA Loan	19,500.00
Total Long-Term Liabilities	**$26,387.00**
Total Liabilities	**$43,237.87**
Equity	
Members Draw	-38,254.82
Taxes	-6,650.00
Total Members Draw	**-44,904.82**
Members Equity	20,515.60
Opening Balance Equity	-1,145.51
Retained Earnings	-26,682.03
Net Income	39,697.79
Total Equity	**$ -12,518.97**
TOTAL LIABILITIES AND EQUITY	**$30,718.90**

Fuseology Creative LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	39,697.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	1,000.00
American Express	0.00
AMEX #8-21004	523.10
PayPal Credit	-742.24
US Bank #9727	-411.91
Dell Financial Services	3,245.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,614.03**
Net cash provided by operating activities	**$43,311.82**
INVESTING ACTIVITIES	
Furniture and Equipment	-5,026.91
Net cash provided by investing activities	**$ -5,026.91**
FINANCING ACTIVITIES	
Paycheck Protection Program	6,887.00
SBA Loan	19,500.00
Members Draw	-2,504.71
Members Draw:Taxes	-4,000.00
Retained Earnings	-35,750.11
Net cash provided by financing activities	**$ -15,867.82**
NET CASH INCREASE FOR PERIOD	**$22,417.09**
Cash at beginning of period	4,274.90
CASH AT END OF PERIOD	**$26,691.99**